Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Insured California Tax-Free Advantage Municipal Fund
333-100323
811-21212

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007, at this meeting shareholders were asked to vote on a new
Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
 <c>Common and MuniPreferred shares voting together as a class
   For
            3,000,408
   Against
                 87,357
   Abstain
               170,447
   Broker Non-Votes
            1,043,224
      Total
            4,301,436


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018710.